Justin Taylor, P. Eng.
Halyard Inc.
212 King Street West
Suite 501
Toronto, Ontario
M5H 1K5

CONSENT of QUALIFIED PERSON

I, Justin Taylor, P.Eng., do hereby consent to the public filing of the report titled “NI 43-101 Technical Report for the Rainy River Mine in Ontario, Canada” with an effective date of 28 March 2022 by New Gold Inc.

Dated this 28 March 2022

/s/ Justin Taylor
Justin Taylor
President
Halyard Inc.